UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 13)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

November 23, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 17

1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 97,485,692 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 97,485,692 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 97,485,692 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.5%
14	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 17

1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 100,458,216 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 100,458,216 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 100,458,216 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 26.1%
14	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 17

1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,960,455 shares of Class A Common Stock
	8	Shared voting power 115,409,726 shares of Class A Common Stock
	9	Sole dispositive power 8,960,455 shares of Class A Common Stock
	10	Shared dispositive power 115,409,726 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 124,370,181 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 31.2%
14	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 17

This Amendment No. 13 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original 13D, dated December 23, 2016 (“Amendment No. 11”), and Amendment No. 12 to the Original 13D, dated May 25, 2018 (“Amendment No. 12”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 or Amendment No. 12, as the case may be.

CUSIP No. 05541T 10 1	13D	Page 6 of 17

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items. All of the information set forth below has been previously reported in the public filings of BGC Partners, Inc. (“BGC Partners”) and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

CFLP’s Rights to Purchase Exchangeable Limited Partnership Interests from BGC Holdings

As previously reported, CFLP has the right to purchase exchangeable limited partnership interests (“CFLP units”) from BGC Holdings upon redemption of non-exchangeable FPUs redeemed by BGC Holdings upon termination or bankruptcy of the founding/working partner. In addition, pursuant to Article Eight, Section 8.08, of the Second Amended and Restated BGC Holdings Limited Partnership Agreement, where either current, terminating, or terminated partners are permitted by BGC Partners to exchange any portion of their FPUs and CFLP consents to such exchangeability, BGC Partners shall offer to CFLP the opportunity for CFLP to purchase the same number of CFLP units at the price that CFLP would have paid for the FPUs had BGC Partners redeemed them. Any such CFLP units purchased by CFLP are currently exchangeable for up to 23,610,420 shares of Class B Common Stock or, at CFLP’s election or if there are no such additional shares of Class B Common Stock, shares of Class A Common Stock, in each case on a one-for-one basis (subject to adjustment). As of November 30, 2018, there were 1,178,869 FPUs in BGC Holdings that BGC Holdings had the right to redeem or exchange and with respect to which CFLP had the right to purchase an equivalent number of CFLP units.

Distribution Rights Shares

Since the filing of Amendment No. 12, CFLP has distributed to its current and former partners an aggregate of 42,443 shares of Class A Common Stock, consisting of (i) 33,974 shares to current and former CFLP partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008, receipt of which has been deferred by those partners currently entitled to receive such shares (the “April 2008 distribution rights shares”), and (ii) 8,469 shares to satisfy certain of CFLP’s distribution rights obligations provided to current and former CFLP partners on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions, receipt of which has been deferred by those partners currently entitled to receive such shares (the “February 2012 distribution rights shares” and, collectively with the April 2008 distribution rights shares, the “distribution rights shares”). As of November 30, 2018, CFLP is obligated to distribute to its current and former partners an aggregate of 15,770,345 shares of Class A Common Stock, consisting of (a) 13,999,110 April 2008 distribution rights shares, and (b) 1,771,235 February 2012 distribution rights shares.

Controlled Equity Offering

As previously reported, on March 9, 2018 BGC Partners entered into a CEO sales agreement with CF&Co (the “March 2018 Sales Agreement”), pursuant to which BGC Partners may offer and sell through CF&Co up to an aggregate of $300.0 million of shares of Class A Common Stock. Proceeds from shares of BGC Partners’ Class A Common Stock sold under this CEO sales agreement are used for redemptions of limited partnership interests in BGC Holdings, as well as for general corporate purposes, including acquisitions and the repayment of debt. As of November 30, 2018, BGC Partners had sold 16,539,792 shares of Class A Common Stock (or $204.5 million) under the March 2018 Sales Agreement. Under the March 2018 Sales Agreement, BGC Partners has agreed to pay CF&Co 2% of the gross proceeds from the sale of shares.

CUSIP No. 05541T 10 1	13D	Page 7 of 17

Charitable Donations

On August 30, 2018, September 10, 2018 and October 3, 2018, Mr. Lutnick donated 8,150 shares, 2,079 shares and 53,368 shares, respectively, of Class A Common Stock from his personal asset trust to various charitable organizations.

On May 22, 2018 and July 12, 2018, Mr. Merkel donated 960 shares and 4,888 shares, respectively, of Class A Common Stock to various charitable organizations.

Exchange of Class A Common Stock for Class B Common Stock

On November 23, 2018, CFLP exchanged 10,323,366 shares of Class A Common Stock and CFGM exchanged 712,907 shares of Class A Common Stock for shares of Class B Common Stock issued by BGC Partners on a one-to-one basis, pursuant to CFLP’s and CFGM’s right to exchange such shares under the letter agreement, dated as of June 5, 2015, by and between BGC Partners, CFLP, CFGM and the other parties thereto (the “Exchange Agreement” and such issuance, the “Class B Issuance”). Pursuant to the Exchange Agreement, no additional consideration was paid by CFLP or CFGM to BGC Partners for the Class B Issuance. Following such exchange, the maximum number of additional shares of Class B Common Stock that CFLP and CFGM may receive in the future upon exchange of shares of Class A Common Stock for shares of Class B Common Stock pursuant to the Exchange Agreement or upon exchange of CFLP Units held by CFLP and CFGM for shares of Class B Common Stock is 23,610,420. The exchange increased CFLP’s total voting power in BGC Partners from 55.8% to 61.7%.

Newmark Distribution and Related Transactions

On November 23, 2018, BGC Partners, BGC Holdings, BGC U.S. OpCo, Newmark, Newmark Holdings, Newmark OpCo and, solely for the provisions set forth therein, CFLP and BGC Global OpCo entered into an Amended and Restated Separation and Distribution Agreement (the “Amended and Restated Separation and Distribution Agreement”), amending and restating the separation agreement, as amended.

On November 13, 2018, BGC Partners announced that its board of directors had declared a special stock dividend (the “Distribution”) to its stockholders of all of the shares of Newmark Class A common stock (“Newmark Class A Common Stock”) and all of the shares of Class B common stock (“Newmark Class B Common Stock” and, together with Newmark Class A Common Stock, “Newmark Common Stock”) owned by BGC Partners as of immediately prior to the effective time of the Distribution on November 30, 2018 (the “Distribution Date”).

The Distribution was made on the Distribution Date by means of a pro rata dividend to holders of record of Class A Common Stock and Class B Common Stock, respectively, as of the close of business, New York City time, on November 23, 2018. As of November 23, 2018, there were 284,302,248 shares of Class A Common Stock and 45,884,340 shares of Class B Common Stock outstanding. Accordingly, BGC Partners’ stockholders received 0.463895 of a share of Newmark Class A Common Stock for each share of Class A Common Stock held as of November 23, 2018 and 0.463895 of a share of Newmark Class B Common Stock for each share of Class B Common Stock held as of November 23, 2018.

CUSIP No. 05541T 10 1	13D	Page 8 of 17

In connection with the Distribution, each outstanding, unvested BGC Partners restricted stock unit award (whether held by a BGC Partners employee or Newmark employee) was converted into (i) a BGC Partners restricted stock unit award covering the same number of shares of Class A Common Stock as immediately prior to the Distribution and (ii) a Newmark restricted stock unit award covering a number of shares of Newmark Class A Common Stock equal to (a) 0.463895 multiplied by (b) the number of shares of Class A Common Stock covered by such BGC Partners restricted stock unit award immediately prior to the Distribution. Except as described above, following the Distribution, both BGC Partners and Newmark restricted stock unit awards have the same terms and conditions, including the same vesting periods, as BGC Partners restricted stock unit awards had immediately prior to the Distribution. Any fractional Newmark restricted stock units resulting from such conversion have been rounded up to the nearest whole restricted stock unit with respect to a share of Newmark Class A Common Stock when, after aggregating all such Newmark restricted stock units held by such holder, such holder would otherwise have received a Newmark restricted stock unit relating to fractional shares of Newmark Class A Common Stock.

The shares of Newmark Class A Common Stock distributed in respect of shares of BGC Partners restricted Class A Common Stock in the Distribution are subject to the same restrictions as such shares of BGC Partners had immediately prior to the Distribution. If BGC Partners or Newmark waives or releases any such restrictions applicable to shares of BGC Partners restricted stock or Newmark restricted stock held by a BGC Partners or Newmark employee, as the case may be, Newmark or BGC Partners, as the case may be, may concurrently waive or release the corresponding restrictions applicable to the corresponding shares of Newmark or BGC Partners restricted stock. In addition, in connection with the Distribution, other rights, contracts and arrangements with respect to Common Stock (including, without limitation, distribution rights shares, CFLP’s right to purchase CFLP units and Mr. Lutnick’s standing policy approved by the BGC Partners Audit Committee and Compensation Committee) have been appropriately adjusted to reflect the Distribution.

CFLP did not acquire beneficial ownership of any shares of Newmark Class A Common Stock in the Distribution, except for any shares of Newmark Class A Common Stock acquirable upon conversion of shares of Newmark Class B Common Stock received in the Distribution, any shares of Newmark Class A Common Stock acquirable upon exchange of Newmark Holdings Units (as defined below) received in the BGC Holdings distribution (as defined below), and any shares of Newmark Class A Common Stock or Newmark Class B Common Stock acquirable upon exchange of Newmark Holdings Units acquired in connection with CFLP’s right to purchase CFLP units pursuant to the Amended and Restated Limited Partnership Agreement of Newmark Holdings.

In the Distribution, CFGM acquired beneficial ownership of 951,076 shares of Newmark Class A Common Stock receivable pursuant to April 2008 distribution rights shares (“Newmark 2008 distribution rights shares”) and 74,536 shares of Newmark Class A Common Stock receivable pursuant to February 2012 distribution rights shares (“Newmark February 2012 distribution rights shares,” and, collectively with the Newmark April 2008 distribution rights shares, the “Newmark distribution rights shares”).

In the Distribution, Mr. Lutnick acquired beneficial ownership of an aggregate of 11,635,448 shares of Newmark Class A Common Stock, including (i) 2,334,940 shares of Newmark Class A Common Stock held directly by Mr. Lutnick, (ii) 3,591,626 Newmark April 2008 distribution rights shares receivable by Mr. Lutnick, (iii) 571,238 Newmark February 2012 distribution rights shares receivable by Mr. Lutnick, (iv) 951,076 Newmark April 2008 distribution rights shares receivable by CFGM, (v) 74,536 Newmark February 2012 distribution rights shares receivable by CFGM, (vi) 1,682,334 shares of Newmark Class A Common Stock held in various trust, retirement and custodial accounts (consisting of (A) 998,908 shares of Newmark Class A Common Stock held in a personal asset trust, of which Mr. Lutnick is sole trustee, (B) 301,804 shares of Newmark Class A Common Stock held by a trust (the “Trust”) for the benefit of descendants of Mr. Lutnick and his immediate family, of which Mr. Lutnick’s spouse is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (C) 107,252 shares of Newmark Class A Common Stock held in a Keogh retirement account, (D) 249,499 shares of Newmark Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (E) 13,268 shares of Newmark Class A Common Stock held in other retirements accounts, (F) 3,776 shares of Newmark Class A Common Stock held in other retirement accounts for Mr. Lutnick’s spouse, and (G) 7,827 shares of Newmark Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’s family under the Uniform Gifts to Minors Act, (vii) 746,955 shares of Newmark Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by the Trust, (viii) 18,199 shares of Newmark Class A Common Stock held by LFA, (ix) 75,077 Newmark April 2008 distribution rights shares receivable by LFA, (x) 7,512 Newmark February 2012 distribution rights shares receivable by LFA, (xi) 278,772 shares of Newmark Class A Common Stock held by KBCR, (xii) 950,057 Newmark April 2008 distribution rights shares receivable by KBCR, (xiii) 133,587 Newmark February 2012 distribution rights shares receivable by KBCR, and (xiv) 219,539 shares of Newmark Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of November 23, 2018).

CUSIP No. 05541T 10 1	13D	Page 9 of 17

In the Distribution, CFLP received 20,932,211 shares of Newmark Class B Common Stock, and CFGM received 353,327 shares of Newmark Class B Common Stock. In the Distribution, Mr. Lutnick did not receive any shares of Newmark Class B Common Stock.

On November 30, 2018, BGC Partners caused BGC Holdings to distribute pro rata (the “BGC Holdings distribution”) all of the 1,458,931 exchangeable limited partnership units of Newmark Holdings (“Newmark Holdings Units”) held by BGC Holdings immediately prior to the effective time of the BGC Holdings distribution to its limited partners entitled to receive distributions on their BGC Holdings units who were holders of record of such units as of November 23, 2018. Of the 1,458,931 Newmark Holdings Units distributed, CFLP received 449,917 exchangeable Newmark Holdings Units, and Mr. Lutnick received 86,377 exchangeable Newmark Holdings Units. The Newmark Holdings Units received by CFLP are exchangeable for shares of Newmark Class A Common Stock or shares of Newmark Class B Common Stock, and the Newmark Holdings Units received by Mr. Lutnick are exchangeable for shares of Newmark Class A Common Stock, in each case at the current exchange ratio of 0.9793 shares of Newmark Common Stock per Newmark Holdings Unit (subject to adjustment).

Following the Distribution and the BGC Holdings distribution, BGC Partners ceased to be a controlling stockholder of Newmark, and BGC Partners and its subsidiaries no longer held shares of Newmark Common Stock or other equity interests in Newmark or its subsidiaries. The Reporting Persons continue to control Newmark and its subsidiaries following the Distribution and the BGC Holdings distribution.

Common Stock Pledge by CFLP

As previously reported, on June 21, 2017, CFLP entered into a loan program for certain employees and partners of CFLP and its subsidiaries, pursuant to which Bank of America agreed to make one or more loans available to each Borrower up to an aggregate principal amount of $300 million, and CFLP agreed to purchase the loans from Bank of America upon the occurrence of certain events. CFLP previously pledged 10,000,000 shares of Class A Common Stock to secure CFLP’s purchase obligation pursuant to the terms and provisions of a put and pledge agreement between CFLP and Bank of America. As described above, prior to the Distribution, CFLP exchanged 10,323,366 shares of Class A Common Stock (including the pledged shares) for 10,323,366 shares of Class B Common Stock. In connection with the Distribution, the put and pledge agreement was amended to provide for the pledge by CFLP of 10,000,000 shares of Class B Common Stock, and 3,100,000 shares of Newmark Class B Common Stock received in the Distribution.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

See Item 4, which is incorporated by reference herein.

Item 5 is hereby amended and restated as follows:

The information in this Item 5 is provided as of November 30, 2018. The information set forth in this Item 5 is based upon an aggregate of 284,302,248 shares of Class A Common Stock outstanding as of November 23, 2018.

As described above, as of November 30, 2018, the aggregate number of April 2008 distribution rights shares that CFLP remains obligated to distribute is 13,999,110, all of which are distributable to current and former CFLP partners. Such partners include CFGM, Mr. Lutnick, and certain other persons listed below. As also described above, as of November 30, 2018, the aggregate number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,771,235, including to CFGM, Mr. Lutnick and certain other persons listed below. As a result, certain of the distribution rights shares are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the other persons listed below, resulting in substantial duplications in the number of shares of Class A Common Stock beneficially owned set forth below. Once CFLP distributes the remaining 15,770,345 distribution rights shares, these shares of Class A Common Stock will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of such shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the other persons listed below.

CUSIP No. 05541T 10 1	13D	Page 10 of 17

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by it, and (ii) 52,362,964 shares of Class A Common Stock acquirable upon exchange of 52,362,964 CFLP units. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of an entity that is the sole shareholder of CFGM. These amounts include 15,770,345 distribution rights shares.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 761,652 shares of Class A Common Stock acquirable upon conversion of 761,652 shares of Class B Common Stock held by it, (ii) 2,050,197 April 2008 distribution rights shares, (iii) 160,675 February 2012 distribution rights shares, and (iv) 97,485,692 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by CFLP, and (b) 52,362,964 shares of Class A Common Stock acquirable upon exchange by CFLP of 52,362,964 CFLP units. The CFLP amounts include the 15,770,345 shares of Class A Common Stock that are subject to CFLP’s distribution obligations, which must be distributed by CFLP upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 473,251 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of November 23, 2018), (ii) 2,153,306 shares of Class A Common Stock held in Mr. Lutnick’s personal asset trust, (iii) 28,602 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts, (iv) 231,198 shares of Class A Common Stock held in a Keogh retirement account, (v) 5,033,338 shares of Class A Common Stock held directly, and (vi) 1,040,760 shares of Class A Common Stock acquirable upon exchange of 1,040,760 CFLP units held directly.

CUSIP No. 05541T 10 1	13D	Page 11 of 17

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,213,435 shares of Class A Common Stock held in various trust, retirement and custodial accounts ((i) 650,587 shares of Class A Common Stock held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family, of which Mr. Lutnick’ s wife is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 537,835 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, (iii) 16,873 shares of Class A Common Stock held in custodial accounts for the benefit of certain members of Mr. Lutnick’ s family under the Uniform Gifts to Minors Act, and (iv) 8,140 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Lutnick’s spouse.

(b) 45,122,728 shares of Class A Common Stock acquirable upon conversion of 45,122,728 shares of Class B Common Stock held by CFLP, and 761,652 shares of Class A Common Stock acquirable upon conversion of 761,652 shares of Class B Common Stock held by CFGM;

(c) 52,362,964 shares of Class A Common Stock acquirable upon exchange by CFLP of 52,362,964 BGC Holdings exchangeable limited partnership interests;

(d) 7,742,325 April 2008 distribution rights shares receivable by Mr. Lutnick;

(e) 1,231,396 February 2012 distribution rights shares receivable by Mr. Lutnick;

(f) 2,050,197 April 2008 distribution rights shares receivable by CFGM;

(g) 160,675 February 2012 distribution rights shares receivable by CFGM;

(h) 1,610,182 April 2008 distribution rights shares receivable by a trust for the benefit of Mr. Lutnick’s family;

(i) 600,938 shares of Class A Common Stock owned of record by KBCR;

(j) 2,048,000 April 2008 distribution rights shares receivable by KBCR;

(k) 287,967 February 2012 distribution rights shares receivable by KBCR;

(m) 161,842 April 2008 distribution rights shares receivable by LFA;

(n) 16,193 February 2012 distribution rights shares receivable by LFA; and

(o) 39,232 shares of Class A Common Stock owned by LFA.

The CFLP amounts included in Mr. Lutnick’s holdings include an aggregate of 15,770,345 distribution rights shares, which must be distributed by CFLP upon request, as discussed above.

CUSIP No. 05541T 10 1	13D	Page 12 of 17

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, (ii) 2,048,000 April 2008 distribution rights shares receivable by KBCR, and (iii) 287,967 February 2012 distribution rights shares receivable by KBCR.

Mr. Fraser has shared voting and dispositive power with respect to an aggregate of 421,249 shares of Class A Common Stock held by trusts for the benefit of Mr. Fraser’s children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 26,580 shares of Class A Common Stock held by him and (ii) 22,361 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of November 23, 2018). In addition, (i) Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to 2,250 shares of Class A Common Stock held by Mr. Merkel’s spouse; and (ii) 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel’s children, of which Mr. Merkel’s spouse is the sole trustee of each trust and Mr. Merkel has the power to remove and replace such trustee.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 291,232 shares of Class A Common Stock, comprised of (i) 25,109 shares of Class A Common Stock held in her individual retirement accounts, (ii) 263,976 shares of Class A Common Stock held by her and (iii) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 179,071 shares of Class A Common Stock, comprised of (i) 32,088 shares of Class A Common Stock held by LFA, (ii) 133,062 April 2008 distribution rights shares and (iii) 13,921 February 2012 distribution rights shares.

Mr. Steven Bisgay, the Chief Financial Officer of CFLP and CFGM, is the beneficial owner of, and has sole and dispositive voting power with respect to, 1,503 shares of Class A Common Stock held by him.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect, to 8,140 shares of Class A Common Stock held in her individual retirement accounts and 5,548 shares of Class A Common Stock held by her. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 650,587 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, and (ii) 1,610,182 April 2008 distribution rights shares receivable by such trust.

CUSIP No. 05541T 10 1	13D	Page 13 of 17

(a) Number of shares and percent of Class A Common Stock beneficially owned as of November 30, 2018 by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	97,485,692
CFGM	100,458,216
Mr. Lutnick	124,370,181
KBCR	2,936,905
Mr. Fraser	421,249
Mr. Merkel	57,449
Ms. Edith Lutnick	470,303
Mr. Bisgay	1,503
Ms. Allison Lutnick	2,274,457

Percent of Class A Common Stock:

Person	Percentage
CFLP	25.5%
CFGM	26.1%
Mr. Lutnick	31.2%
KBCR	1.0%
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	*

*	less than 1%

CUSIP No. 05541T 10 1	13D	Page 14 of 17

(b) Number of shares of Class A Common Stock beneficially owned as of November 30, 2018 as to which the Reporting Persons and each of the other persons listed below:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,960,455
KBCR	0
Mr. Fraser	0
Mr. Merkel	48,941
Ms. Edith Lutnick	291,232
Mr. Bisgay	1,503
Ms. Allison Lutnick	13,688

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	97,485,692
CFGM	100,458,216
Mr. Lutnick	115,409,726
KBCR	2,936,905
Mr. Fraser	421,249
Mr. Merkel	8,508
Ms. Edith Lutnick	179,071
Mr. Bisgay	0
Ms. Allison Lutnick	2,260,769

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,960,455
KBCR	0
Mr. Fraser	0
Mr. Merkel	48,941
Ms. Edith Lutnick	291,232
Mr. Bisgay	1,503
Ms. Allison Lutnick	13,688

CUSIP No. 05541T 10 1	13D	Page 15 of 17

(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	97,485,692
CFGM	100,458,216
Mr. Lutnick	115,409,726
KBCR	2,936,905
Mr. Fraser	421,249
Mr. Merkel	8,508
Ms. Edith Lutnick	179,071
Mr. Bisgay	0
Ms. Allison Lutnick	2,260,769

(c) See Item 4, which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel’s children, and Mr. Merkel’s spouse, have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 6 is hereby amended and supplemented as follows:

Amended and Restated Separation and Distribution Agreement

On November 23, 2018, BGC Partners, BGC Holdings, BGC U.S. OpCo, Newmark, Newmark Holdings, Newmark OpCo and, solely for the provisions set forth therein, CFLP and BGC Global OpCo (collectively, the “Parties”) entered into the Amended and Restated Separation and Distribution Agreement. The Parties had previously entered into a Separation and Distribution Agreement, dated as of December 13, 2017 (the “Original Separation and Distribution Agreement”), which provided, among other things, for the terms and conditions on which (a) the real estate services business of Newmark would be separated from the other businesses of BGC Partners, (b) Newmark would conduct an initial public offering of Class A Common Stock and (c) BGC Partners would effect the Distribution. On November 8, 2018, the Parties entered into Amendment No. 1 to the Original Separation and Distribution Agreement (“Amendment No. 1”) to include certain amendments in light of, among other things, the purchase of 16,606,726 exchangeable limited partnership units of Newmark Holdings for approximately $242.0 million by the BGC group in March 2018.

CUSIP No. 05541T 10 1	13D	Page 16 of 17

The Parties executed the Amended and Restated Separation and Distribution Agreement to amend the Original Separation and Distribution Agreement, as amended by Amendment No. 1, and to restate the entire agreement in the form of the Amended and Restated Separation and Distribution Agreement. The foregoing description of the Amended and Restated Separation and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Separation and Distribution Agreement, which is filed as Exhibit 53 hereto and incorporated herein by reference.

Amendment to Second Amended and Restated Agreement of Limited Partnership of BGC Holdings, L.P.

On November 8, 2018, the partners of BGC Holdings entered into Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of BGC Holdings to make certain changes to the Distribution Ratio and the Exchange Ratio (in each case, as defined therein). The foregoing description of Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of BGC Holdings does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of BGC Holdings, which is filed as Exhibit 54 hereto and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 52	Joint Filing Agreement, dated as of December 12, 2018 among the Reporting Persons

Exhibit 53	Amended and Restated Separation and Distribution Agreement, dated as of November 23, 2018, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 2.1 to BGC Partners, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2018)

Exhibit 54	Amendment No. 1, dated as of November 8, 2018, to the Second Amended and Restated Agreement of Limited Partnership of BGC Holdings, L.P. (incorporated by reference to Exhibit 10.6 to BGC Partners, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018)

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CUSIP No. 05541T 10 1	13D	Page 17 of 17

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: December 12, 2018

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated December 12, 2018]